UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)*

Blue Bird Corporation
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

095306106
(CUSIP Number)

February 24, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095306106

1.	Names of Reporting Persons Hennessy Capital Partners I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,184,750
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,184,750
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,184,750
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.8%
12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 095306106

1.	Names of Reporting Persons Hennessy Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,184,750
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,184,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,184,750
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.8%
12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 095306106

1.	Names of Reporting Persons Daniel J. Hennessy
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,184,750
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,184,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,184,750
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.8%*
12.	Type of Reporting Person (See Instructions) IN

* Hennessy Capital LLC is the managing member of Hennessy Capital Partners I LLC. Daniel J. Hennessy is the sole managing member of Hennessy Capital LLC. Consequently, Mr. Hennessy may be deemed the beneficial owner of the shares held by Hennessy Capital Partners I LLC and has sole voting and dispositive control over such shares.

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Explanatory Note

The Reporting Persons are filing this amendment to restate Amendment No. 1 to Schedule 13G filed by the Reporting Persons on February 27, 2015 (“Amendment No. 1”) to reflect beneficial ownership of additional shares of common stock of the Issuer that the Reporting Persons have the right to acquire upon exercise and exchange of warrants, which were inadvertently omitted from Amendment No. 1.

Item 1(a).	Name of Issuer

Blue Bird Corporation (f/k/a Hennessy Capital Acquisition Corp.) (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

402 Blue Bird Boulevard Fort Valley, Georgia 31030

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Hennessy Capital Partners I LLC

(ii)	Hennessy Capital LLC

(iii)	Daniel J. Hennessy

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is Hennessy Capital LLC, 10 South Wacker Drive, Suite 3175, Chicago, IL 60606.

Item 2(c).	Citizenship

(i)	Hennessy Capital Partners I LLC is a limited liability company formed in the State of Delaware.
(ii)	Hennessy Capital LLC is a limited liability company formed in the State of Delaware.
(ii)	Daniel J. Hennessy is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

095306106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

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☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Reporting Persons own an aggregate of 4,184,750[1] shares of the Issuer’s common stock, representing

17.8% of the total common stock issued and outstanding. Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

1  Includes (a) 637,500 shares of common stock expected to be issued to the Reporting Persons within sixty days from the date hereof upon the exchange of 6,375,000 private placement warrants of the Issuer (“Placement Warrants”) pursuant to a letter agreement, dated September 21, 2014 (the “Warrant Exchange Agreement”) between the Issuer and the Reporting Persons (constituting the minimum number of shares of common stock issuable pursuant to the Warrant Exchange Agreement) and (b) 2,875,000 shares of common stock issuable to the Reporting Persons within sixty days from the date hereof upon the exercise of 5,575,000 Placement Warrants (representing the number of Placement Warrants that will remain outstanding if 6,375,000 Placement Warrants are exchanged pursuant to the Warrant Exchange Agreement). As contemplated in connection with the backstop and subscription agreement between the Issuer, the Reporting Persons, the Traxis Group B.V. and certain subscribers thereto, 102,750 shares of common stock held by the Reporting Persons were returned to the Issuer for no consideration and cancelled. As contemplated in connection with the letter agreement, dated February 10, 2015 between the Issuer and the Reporting Persons, 1,900,000 shares of common stock held by the Reporting Persons were returned to the Issuer for no consideration and cancelled.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   March 2, 2015

HENNESSY CAPITAL PARTNERS I LLC, a Delaware limited liability company

By:	HENNESSY CAPITAL LLC,
a Delaware limited liability company, as the managing member of Hennessy Capital Partners I LLC

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Managing Member

HENNESSY CAPITAL LLC, a Delaware limited liability company

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Managing Member

/s/ Daniel J. Hennessy
Daniel J. Hennessy

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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